UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    1   )*

Medical Information Technology, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

N/A
(CUSIP Number)

Jennifer C. Snyder
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6310
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Barbara N. Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,801,350 shares
	8	SHARED VOTING POWER 86,598 shares
	9	SOLE DISPOSITIVE POWER 1,801,350 shares
	10	SHARED DISPOSITIVE POWER 86,598 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 1,887,948 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth Grossman, as co-trustee of The Elizabeth Grossman 1990 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 86,598 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 86,598 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 86,598 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Katherine Sutliff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,598 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 86,598 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 86,598 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amelia S. Mattler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,598 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 86,598 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 86,598 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 6 of 10 Pages

ITEM 1.        SECURITY AND ISSUER

This Amendment No. 1 (the “Amended Filing”) amends the Schedule 13D filed on February 27, 2002 (the “Original Filing”) by Jerome H. Grossman, M.D. (“Dr. J. Grossman”), Barbara N. Grossman, Thomas C. Chase, Elizabeth Grossman and Seymour Grossman, M.D. relating to the same number of shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Medical Information Technology, Inc., a Massachusetts corporation (the “Issuer”).   The principal executive offices of the Issuer are located at Meditech Circle, Westwood, MA 02090.  Capitalized terms not defined herein shall have the meaning given to them in the Original Filing.

ITEM 2.        IDENTITY AND BACKGROUND

The purpose of the Amended Filing is to update certain changes in the ownership of the Common Stock since the Original Filing resulting from, among others: (i)  the death of Dr. J. Grossman in April of 2008 and the subsequent transfer of shares of Common Stock held by him to several trusts for the benefit of his wife during her lifetime, and (ii) the termination of each of The Katherine Grossman Minor’s Trust and The Amelia Grossman Minor’s Trust, which were previously reported, and the distribution of the shares of Common Stock held thereby.  As a result of the foregoing, the aggregate number of shares of Common Stock held by the Reporting Persons has remained the same, but the ownership has changed as set forth in this Item 2.

Accordingly, Item 2 of the Prior Filing is amended by deleting items (a), (b) and (c) and substituting in their places the following:

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)[1]:

(i)
Barbara N. Grossman, individually, as co-trustee of The Elizabeth Grossman 1990 Trust (the “E. Grossman Trust”) and as trustee of each of The Grossman Family 2000 Irrevocable Trust (the “Family Trust”), The Barbara N. Grossman 2002 Qualified Annuity Trust (the “B. Grossman 2002 Trust”), The Barbara N. Grossman Second 2009 Qualified Annuity Trust (the “B. Grossman 2009 Trust”), The Jerome H. Grossman 1990 Trust – Massachusetts Marital Fund (the “JHG Trust”), The Jerome H. Grossman 1990 Trust – Marital QTIP Fund (GST Exempt Share) (the “JHG Exempt Trust”) and The Jerome H. Grossman 1990 Trust – Marital QTIP Fund (GST Non-Exempt Share) (the “JHG Non-Exempt Trust”);

(ii)	Elizabeth Grossman, as co-trustee of the E. Grossman Trust;

(iii)	Katherine Sutliff (formerly Katherine Grossman); and

_____________________
1           For purposes of the Original Filing, Jerome H. Grossman, M.D., Barbara N. Grossman (individually and as co-trustee of the Grossman Family 2000 Irrevocable Trust, and co-trustee of The Elizabeth Grossman 1990 Trust), Thomas C. Chase (as co-trustee of the Grossman Family 2000 Irrevocable Trust), Elizabeth Grossman (as co-trustee of The Elizabeth Grossman 1990 Trust) and Seymour Grossman, M.D., as trustee of The Katherine Grossman Minor’s Trust, and The Amelia Grossman Minor’s Trust) constituted the “Reporting Persons”.

CUSIP No. N/A	Page 7 of 10 Pages

(iv)	Amelia S. Mattler (formerly Amelia Grossman), as trustee of the Amelia S. Mattler Revocable Trust (the “A. Mattler Trust”).

(b)	The principal addresses of the Reporting Persons are as follows:

(i)	The principal residence address of Barbara N. Grossman is 1 Huntington Avenue, #1301, Boston, MA 02116;

(ii)	The principal residence address for Elizabeth Grossman is 4321 1/2 Fessenden St. NW, Washington, D.C. 20016;

(iii)	The principal residence address for Katherine Sutliff is 40 Fountain Street, West Newton, MA 02465; and

(iv)	The principal residence address for Amelia S. Mattler is 3019 Rodman St., N.W., Washington, D.C. 20008.

(c)	The principal occupation and business addresses of the Reporting Persons are as follows:

(i)	The principal occupation of Barbara N. Grossman is that of volunteer on behalf of women’s health and land conservation;

(ii)	The principal occupation of Elizabeth Grossman is that of government relations consultant at Lewis-Burke Associates LLC, 1341 G Street, N.W., Eighth Floor, Washington, D.C. 20005;

(iii)	The principal occupation of Katherine Sutliff is that of president of Liongate Associates LLC, conducted at the residence address set forth above; and

(iv)	The principal occupation of Amelia S. Mattler is that of research analyst and consultant, conducted at the residence address set forth above.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Filing is amended by deleting the third and fourth sentences and substituting in their place the following:

Dr. J. Grossman, a former director of the Issuer, transferred shares by gift to Barbara N. Grossman (Dr. J. Grossman’s wife).  Subsequently, Dr. and Mrs. Grossman transferred shares by gift to the Family Trust, the E. Grossman Trust, The Katherine Grossman Minor’s Trust, The Amelia Grossman Minor’s Trust, the B. Grossman 2002 Trust and The Jerome H. Grossman 2002 Retained Annuity Trust.

The shares of Common Stock held in trust by The Katherine Grossman Minor’s Trust were distributed to Katherine Sutliff.  The shares of Common Stock held in trust by The Amelia Grossman Minor’s Trust were distributed to Amelia S. Mattler and then contributed to the A. Mattler Trust.

CUSIP No. N/A	Page 8 of 10 Pages

Following Dr. J. Grossman’s death, his shares of Common Stock (including shares held in The Jerome H. Grossman 2002 Retained Annuity Trust) were transferred to Barbara N. Grossman, the JHG Trust, the JHG Exempt Trust and the JHG Non-Exempt Trust.  A portion of the shares of Common Stock held in the JHG Non-Exempt Trust were subsequently distributed outright to Barbara N. Grossman, as beneficiary of the trust, and contributed to the B. Grossman 2009 Trust.  In 2009, shares of Common Stock were transferred from the Family Trust to Barbara N. Grossman.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Original Filing is amended by deleting the item in its entirety and replacing it with the following:

As described in the Original Filing, the Reporting Persons described therein orally agreed to form a group in order to influence the business and affairs of the Issuer with the intent of maximizing stockholder value.  The Original Filing set forth certain specific business issues that concerned the Reporting Persons.  Some of these business issues were the subject of a complaint filed by Dr. J. Grossman on April 18, 2003.  Subsequently, Dr. J. Grossman and Barbara N. Grossman entered into a Final Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the Issuer and five of its directors with respect to the complaint.  The complaint and Settlement Agreement are described in more detail in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

The Reporting Persons continue to be committed to maximizing stockholder value and the profitability and liquidity of their investment.  The Reporting Persons currently intend to exercise their rights as stockholders of the Issuer, and in connection therewith, may, from time to time, (i) have discussions with management and/or other stockholders of the Issuer concerning various operational and financial aspects of the Issuer’s business, (ii) make one or more proposals to the Issuer or other stockholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

The Reporting Persons continuously evaluate the business and business prospects of the Issuer, and their present and future interests in, and intentions with respect to the Issuer and at any time may decide to acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock owned by them.

Except as set forth in this Amended Filing, as of the date of the filing of this Amended Filing, none of the Reporting Persons has any other plan or proposal that relates to or would result in any of the actions specified in subparagraphs (a) through (j) or Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

Items 5(a),(b) and (c) of the Original Filing are amended and restated as follows:

(a)
Based on information included in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, there were 36,066,164 shares of Common Stock outstanding as of March 31, 2010. The Reporting Persons are the beneficial owners of the following shares of Common Stock, which represents the following percentage of the total shares of outstanding Common Stock:

CUSIP No. N/A	Page 9 of 10 Pages

(i)	Barbara N. Grossman is the beneficial owner of 1,887,948 shares of Common Stock, representing 5.2% of the total shares of outstanding Common Stock.

(ii)	Elizabeth Grossman is the beneficial owner of 86,598 shares of Common Stock, representing 0.24% of the total shares of outstanding Common Stock.

(iii)	Katherine Sutliff is the beneficial owner of 86,598 shares of Common Stock, representing 0.24% of the total shares of outstanding Common Stock.

(iv)	Amelia S. Mattler is the beneficial owner of 86,598 shares of Common Stock, representing 0.24% of the total shares of outstanding Common Stock.

As a group, the Reporting Persons own 2,061,144 shares of Common Stock, representing 5.71% of the total shares of outstanding Common Stock.

(b)	As of the date of this Amended Filing, the Reporting Persons have the power to vote and dispose of the following shares of Common Stock:

(i)
Barbara N. Grossman has the (a) sole power to direct the voting and disposition of the (1) 580,503 shares of Common Stock that she owns of record, (2) 185,500 shares of Common Stock held in trust for the Family Trust, for which she is trustee, (3) 78,947 shares of Common Stock held in trust for the B. Grossman 2002 Trust, for which she is trustee, (4) 300,000 shares of Common Stock held in trust for the B. Grossman 2009 Trust, for which she is trustee, (5) 19,304 shares of Common Stock held in trust for the JHG Trust, for which she is trustee, (6) 18,700 shares of Common Stock held in trust for the JHG Exempt Trust, for which she is trustee and (7) 618,396 shares of Common Stock held in trust for the JHG Non-Exempt Trust, for which she is trustee, and (b) the shared power to direct the voting and disposition of the 86,598 shares of Common Stock held in trust for the E. Grossman Trust, for which she and Elizabeth Grossman are co-trustees.

(ii)
Elizabeth Grossman has the shared power to direct the voting and disposition of the 86,598 shares of Common Stock held in trust for the E. Grossman Trust, for which she and Barbara N. Grossman are co-trustees;

(iii)	Katherine Sutliff has the sole power to direct the voting and disposition of the 86,598 shares of Common Stock that she owns of record; and

(iv)	Amelia S. Mattler has the sole power to direct the voting and disposition of the 86,598 shares of Common Stock held in trust for the A. Mattler Trust, for which she is trustee.

(c)	There have been no transactions effected with respect to the Common Stock during the 60 days immediately preceding this Amended Filing.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

CUSIP No. N/A	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 5, 2010

By:

/s/ Barbara N. Grossman
Barbara N. Grossman

/s/ Elizabeth Grossman
Elizabeth Grossman

/s/ Katherine Sutliff
Katherine Sutliff

/s/ Amelia S. Mattler
Amelia S. Mattler